EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings (Loss) Per Common Share

For the Three and Six Month Periods Ended March 30, 2018, and March 31, 2017

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	March 30,	March 31,	March 30,	March 31,
	2018	2017	2018	2017
Basic

Weighted Average Number of Shares Outstanding	29,614	29,719	29,758	29,633

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$0.81	$1.16	$(0.36)	$1.87
Discontinued Operations	-	-	(0.01)	(0.18)
Earnings (Loss) Per Share	$0.81	$1.16	$(0.37)	$1.69

Diluted

Weighted Average Number of Shares Outstanding	29,614	29,719	29,758	29,633
Net Shares Assumed to be Issued for Stock Options and RSUs	112	240	-	262
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,726	29,959	29,758	29,895

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$0.80	$1.15	$(0.36)	$1.86
Discontinued Operations	-	-	(0.01)	(0.18)
Earnings (Loss) Per Share	$0.80	$1.15	$(0.37)	$1.68